UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 16)1

Office Depot, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

676220106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,220,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,220,751
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,220,751*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

 * Includes 25,000,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,226,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,226,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,226,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

* Includes 19,225,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106
1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,521,462
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,521,462
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,521,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 2,175,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,780,072
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,780,072
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,780,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 1,225,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,780,072
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,780,072
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,780,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 1,225,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,780,072
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,780,072
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,780,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 1,225,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,220,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,220,751
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,220,751*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

* Includes 25,000,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,220,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,220,751
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,220,751*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

* Includes 25,000,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,220,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,220,751
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,220,751*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

* Includes 25,000,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,836
	8	SHARED VOTING POWER 30,220,751
	9	SOLE DISPOSITIVE POWER 45,836
	10	SHARED DISPOSITIVE POWER 30,220,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,504,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

* Includes 25,000,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 30,220,751
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 30,220,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,220,751*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

* Includes 25,000,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 30,220,751
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 30,220,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,220,751*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

* Includes 25,000,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON T-S CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0-
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER - 0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON DAVID SIEGEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER 1,250
	10	SHARED DISPOSITIVE POWER - 0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON ROBERT TELLES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (“Amendment No. 16”).  This Amendment No. 16 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 1,000 Shares beneficially owned by Starboard V&O Fund is approximately $1,959, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 19,225,000 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 below, is approximately $14,034,250, excluding brokerage commissions. The aggregate purchase price of the 1,346,462 Shares beneficially owned by Starboard S LLC is approximately $6,054,450, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 2,175,000 Shares beneficially owned by Starboard S LLC, as further described in Item 6 below, is approximately $1,587,750, excluding brokerage commissions. The aggregate purchase price of the 555,072 Shares beneficially owned by Starboard C LP is approximately $2,775,113, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 1,225,000 Shares beneficially owned by Starboard C LP, as further described in Item 6 below, is approximately $894,250, excluding brokerage commissions.  The aggregate purchase price of the 3,318,217 Shares held in the Starboard Value LP Accounts is approximately 12,495,133, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 2,375,000 Shares held in the Starboard Value LP Accounts, as further described in Item 6 below, is approximately $1,733,750, excluding brokerage commissions.

The Shares owned directly by Mr. Siegel were purchased with personal funds in open market purchases.  The aggregate purchase price of the 1,250 Shares directly owned by Mr. Siegel is approximately $5,023, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 548,727,485 Shares outstanding, as of September 26, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2015.

A.	Starboard V&O Fund

(a)	As of the close of business on December 15, 2015, Starboard V&O Fund beneficially owned 19,226,000 Shares, including 19,225,000 Shares underlying certain call options

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 19,226,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 19,226,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on December 15, 2015, Starboard S LLC beneficially owned 3,521,462 Shares, including 2,175,000 Shares underlying certain call options.

Percentage: Less than 1%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 3,521,462
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,521,462
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on December 15, 2015, Starboard C LP beneficially owned 1,780,072 Shares, including 1,225,000 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,780,072
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,780,072
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)
Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 1,780,072 Shares owned by Starboard C LP, including 1,225,000 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,780,072
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,780,072
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)
Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 1,780,072 Shares owned by Starboard C LP, including 1,225,000 Shares underlying certain call options.

Percentage: Less than 1%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 1,780,072
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,780,072
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on December 15, 2015, 5,693,217 Shares were held in the Starboard Value LP Accounts, including 2,375,000 Shares underlying certain call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 19,226,000 Shares owned by Starboard V&O Fund, (ii) 3,521,462 Shares owned by Starboard S LLC, (iii) 1,780,072 Shares owned by Starboard C LP, and (iv) 5,693,217 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 30,220,751
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,220,751
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 19,226,000 Shares owned by Starboard V&O Fund, (ii) 3,521,462 Shares owned by Starboard S LLC, (iii) 1,780,072 Shares owned by Starboard C LP, and (iv) 5,693,217 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 30,220,751
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,220,751
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 19,226,000 Shares owned by Starboard V&O Fund, (ii) 3,521,462 Shares owned by Starboard S LLC, (iii) 1,780,072 Shares owned by Starboard C LP, and (iv) 5,693,217 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.5%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 30,220,751
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,220,751
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 19,226,000 Shares owned by Starboard V&O Fund, (ii) 3,521,462 Shares owned by Starboard S LLC, (iii) 1,780,072 Shares owned by Starboard C LP, and (iv) 5,693,217 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 30,220,751
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,220,751
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Mr. Smith

(a)
As of the close of business on December 15, 2015, Mr. Smith directly owned 45,836 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 19,226,000 Shares owned by Starboard V&O Fund, (ii) 3,521,462 Shares owned by Starboard S LLC, (iii) 1,780,072 Shares owned by Starboard C LP, and (iv) 5,693,217 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 45,836
2. Shared power to vote or direct vote: 30,220,751
3. Sole power to dispose or direct the disposition: 45,836
4. Shared power to dispose or direct the disposition: 30,220,751

(c)
Mr. Smith has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 19,226,000 Shares owned by Starboard V&O Fund, (ii) 3,521,462 Shares owned by Starboard S LLC, (iii) 1,780,072 Shares owned by Starboard C LP, and (iv) 5,693,217 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.5%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 30,220,751
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 30,220,751

(c)
None of Messrs. Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Accounts since the filing of Amendment No. 15 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	T-S Capital

(a)	As of the close of business on December 15, 2015, T-S Capital did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	T-S Capital has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.

M.	Mr. Siegel

(a)	As of the close of business on December 15, 2015, Mr. Siegel directly owned 1,250 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,250
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Siegel has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.

O.	Mr. Telles

(a)	As of the close of business on December 15, 2015, Mr. Telles did not own any Shares.

Percentage: 0%

CUSIP NO. 676220106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Telles has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Starboard Value LP and its affiliates have an aggregate economic “long” exposure to 3,541,855 notional Shares, representing less than 1% of the Shares outstanding, pursuant to certain swap agreements described in this Item 6.

Depending on market conditions and other factors, the Reporting Persons may alter the mix of their collective beneficial ownership position in the Issuer, which is currently composed of 5,267,837 Shares and 25,000,000 Shares underlying the American-style call options described in this Item 6, by, among other things, exercising certain of the American-style call options, purchasing or selling Shares, and/or purchasing or selling options.

Starboard Value LP through the Starboard Value LP Accounts has entered into certain cash-settled total return swap agreements with SG as the counterparty. The swaps with SG constitute economic “short” exposure to 81,013 notional Shares, 130,914 notional Shares, 6,565 notional Shares, 28,735 notional Shares, 52,626 notional Shares, and 51,321 notional Shares, respectively, with a reference price of $6.54 respectively, and an expiration date of November 7, 2016, November 17, 2016, December 1, 2016, December 8, 2016, December 8, 2016, and December 8, 2016, respectively.  Because the number of Shares owned by Starboard Value LP through the Starboard Value LP Accounts exceeds the number of Shares represented by its "short" swap position, Starboard Value LP through the Starboard Value LP Accounts is "net long" with respect to the Shares to the extent of such excess, and has hedged both the economic benefits and economic risks of owning the number of Shares equal to its "short" swap position.

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, and Starboard Value LP through the Starboard Value LP Accounts purchased flex American-style call options referencing an aggregate of 19,225,000 Shares, 2,175,000 Shares, 1,225,000 Shares, and 2,375,000 Shares, respectively, which have an exercise price of $7.01 per Share and expire on July 15, 2016.

Each of Starboard V&O Fund, Starboard S LLC, and Starboard C LP, sold flex American-style call options referencing an aggregate of 19,225,000 Shares, 2,175,000 Shares, and 1,225,000 Shares, respectively, which have an exercise price of $9.01 per Share and expire on July 15, 2016.

CUSIP NO. 676220106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2015

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David Siegel and Robert Telles

CUSIP NO. 676220106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 15 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(285,000)	6.5200	12/02/2015
Sale of Common Stock	(298,734)	6.6553	12/03/2015
Sale of Common Stock	(488,160)	6.6831	12/04/2015
Sale of Common Stock	(379,725)	5.5420	12/07/2015
Sale of Common Stock	(571,336)	5.5977	12/08/2015
Sale of Common Stock	(571,182)	5.7346	12/11/2015
Sale of Common Stock	(70,120)	5.6300	12/14/2015
Sale of Common Stock	(9,400,508)	5.6300	12/14/2015
Sale of Common Stock (1)	(1,295,372)	5.6300	12/14/2015
Purchase of Call Option	192,250 (2)	0.7300 (3)	12/14/2015
Sale of Call Option	(194,769) (2)	0.2300 (4)	12/14/2015
Sale of Call Option	(12,622) (7)	0.0300 (8)	12/14/2015
Purchase of Call Option	2,519 (2)	0.2300 (4)	12/15/2015

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(48,361)	6.52	12/02/2015
Sale of Common Stock	(50,685)	6.6553	12/03/2015
Sale of Common Stock	(82,825)	6.6831	12/04/2015
Sale of Common Stock	(64,541)	5.542	12/07/2015
Sale of Common Stock	(96,432)	5.5977	12/08/2015
Sale of Common Stock	(96,465)	5.7346	12/11/2015
Sale of Common Stock	(1,218,000)	5.63	12/14/2015
Purchase of Call Option	21,750 (2)	0.7300 (3)	12/14/2015
Sale of Call Option	(22,035) (2)	0.2300 (4)	12/14/2015
Sale of Call Option	(2,814) (7)	0.0300 (8)	12/14/2015
Purchase of Call Option	285 (2)	0.2300 (4)	12/15/2015

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(23,579)	6.5200	12/02/2015
Sale of Common Stock	(24,712)	6.6553	12/03/2015
Sale of Common Stock	(40,382)	6.6831	12/04/2015
Sale of Common Stock	(31,466)	5.5420	12/07/2015
Sale of Common Stock	(47,023)	5.5977	12/08/2015
Sale of Common Stock	(47,038)	5.7346	12/11/2015
Sale of Common Stock	(686,000)	5.6300	12/14/2015
Purchase of Call Option	12,250 (2)	0.7300 (3)	12/14/2015
Sale of Call Option	(12,410) (2)	0.2300 (4)	12/14/2015
Sale of Call Option	(1,364) (7)	0.0300 (8)	12/14/2015
Purchase of Call Option	160 (2)	0.2300 (4)	12/15/2015

CUSIP NO. 676220106

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

Sale of Common Stock	(65,339)	6.5200	12/02/2015
Sale of Common Stock	(95,971)	6.5200	12/02/2015
Sale of Common Stock	(231,750)	6.5200	12/02/2015
Sale of Common Stock	(68,475)	6.6553	12/03/2015
Sale of Common Stock	(100,607)	6.6553	12/03/2015
Sale of Common Stock	(242,887)	6.6553	12/03/2015
Sale of Common Stock	(111,894)	6.6831	12/04/2015
Sale of Common Stock	(164,403)	6.6831	12/04/2015
Sale of Common Stock	(396,902)	6.6831	12/04/2015
Sale of Common Stock	(87,292)	5.5420	12/07/2015
Sale of Common Stock	(127,643)	5.5420	12/07/2015
Sale of Common Stock	(309,333)	5.5420	12/07/2015
Sale of Common Stock	(129,837)	5.5977	12/08/2015
Sale of Common Stock	(193,487)	5.5977	12/08/2015
Sale of Common Stock	(461,885)	5.5977	12/08/2015
Sale of Common Stock	(129,935)	5.7346	12/11/2015
Sale of Common Stock	(193,307)	5.7346	12/11/2015
Sale of Common Stock	(462,073)	5.7346	12/11/2015
Sale of Common Stock	(1,330,000)	5.6300	12/14/2015
Sale of Common Stock	(379,206)	5.6300	12/14/2015
Sale of Common Stock	(920,794)	5.6300	12/14/2015
Purchase of Call Option	23,750 (2)	0.7300 (3)	12/14/2015
Sale of Call Option	(4,387) (7)	0.0300 (8)	12/14/2015
Transfer	(2,890,918)	0 (5)	12/15/2015
Sale of Common Stock	(370,704)	5.6817	12/15/2015
Sale of Common Stock	(900,151)	5.6817	12/15/2015
Transfer	(14,534,593)	0 (6)	12/15/2015

Purchase of Cash-Settled Total Return Swap	379,206	5.6450	12/14/2015
Purchase of Cash-Settled Total Return Swap	920,794	5.6450	12/15/2015
Purchase of Cash-Settled Total Return Swap	370,704	5.6817	12/14/2015
Purchase of Cash-Settled Total Return Swap	900,151	5.6817	12/15/2015

(1) Represents a short sale.

(2) Represents shares underlying American-style call options purchased in the flex market. These call options expire on July 16, 2015.

(3) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $7.01.

(4) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $9.01.

(5) Represents a transfer of 2,890,918 Shares of the Issuer to a certain Co-Investor without consideration pursuant to the terms of a pre-existing written agreement related to the Starboard Value LP Accounts existing as of the date of the initial Schedule13D filing made on September 17, 2012.  Note that Starboard Value LP retains no voting or dispositive power with respect to such Shares.

(6) Represents a transfer of 14,534,593 Shares of the Issuer to a certain Co-Investor without consideration pursuant to the terms of a pre-existing written agreement related to the Starboard Value LP Accounts existing as of the date of the initial Schedule 13D filing made on September 17, 2012.  Note that Starboard Value LP retains no voting or dispositive power with respect to such Shares.

(7) Represents shares underlying American-style call options purchased in the flex market. These call options expire on July 16, 2015.

(8) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $8.00.